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02053977

SECUR… …MISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 31 2002
WASH, D.C.
155

SEC FILE NUMBER
8-49953

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2001 (MM/DD/YY) AND ENDING October 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIBC Trading (Delaware Corp.)
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Lexington Avenue
(No. and Street)

New York	New York	10017-3903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hazel Cohen — 917-332-4174
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
CIBC Trading (Delaware Corp.):

We have audited the accompanying statement of financial condition of CIBC Trading (Delaware Corp.) (the "Company") as of October 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of CIBC Trading (Delaware Corp.) at October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 17, 2002

CIBC TRADING (DELAWARE CORP.)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002
(000's omitted)

ASSETS

ASSETS:		
Cash	$	143
Securities purchased under agreements to resell		2,036
Receivable from brokers or dealers		108
Securities owned, at market value, includes $1,076,383 of securities pledged		1,076,383
Furniture and fixtures, at cost less accumulated depreciation of $22		116
Dividends receivable, net		1,045
Receivable from affiliates		19,027
Deferred income taxes receivable		7,536
Other assets		338
Total assets	$	1,106,732

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Borrowed funds	$	493,742
Drafts payable		187
Payable to brokers or dealers		239,327
Securities sold but not yet purchased, at market value		8,654
Accrued interest		3,515
Income taxes		16,912
Accrued expenses and other liabilities		7,796
		770,133
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		155,000
SHAREHOLDER'S EQUITY:		
Common stock; $100 par value; 1,000 shares authorized; 500 shares issued and outstanding		50
Additional paid-in capital		125,460
Retained earnings		56,089
Total shareholder's equity		181,599
Total liabilities and shareholder's equity	$	1,106,732

See notes to statement of financial condition.

CIBC TRADING (DELAWARE CORP.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002
(000's omitted)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

CIBC Trading (Delaware Corp.) (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Canadian Imperial Holdings Inc. ("CIHI"). CIHI is a wholly owned subsidiary of CIBC Delaware Holdings Inc. ("CIBCDH"). CIBCDH is a subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent").

Nature of Business

The Company was incorporated under the laws of the State of Delaware on January 16, 1997 and commenced operations on September 17, 1997. The principal activities of the Company consist of proprietary trading in U.S. common stock and index futures and options.

The Company clears all securities transactions through an affiliate, CIBC World Markets Corp. ("Corp"). Commodity transactions are cleared through Corp or Bank One Capital Markets Inc.

As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

Securities and Futures Transactions

Securities and futures transactions of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased, are valued at fair value. The fair values of trading positions are generally based on listed market prices. If listed market prices are not available or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These securities are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these amounts are short-term in nature, their carrying amount is a reasonable estimate of fair value.

CIBC TRADING (DELAWARE CORP.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002
(000's omitted)

Collateral

The Company accepts and pledges collateral in secured financing transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, or payable including accrued interest, and requests additional collateral where deemed appropriate.

The Company has satisfied collateral requirements for futures and options trading, as of October 31, 2002, by pledging securities with a market value of $2,044 which have been acquired through reverse repurchase agreements. The Company has pledged firm-owned securities to secure a margin loan from its clearing broker.

Furniture and Fixtures

Furniture and fixtures are carried at cost, less accumulated depreciation. Depreciation of furniture and fixtures is provided on a straight-line basis over their useful lives.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding certain trading inventory valuations, the potential outcome of litigation and other matters that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

2. RECEIVABLE FROM BROKERS OR DEALERS AND PAYABLE TO BROKERS OR DEALERS

The components of receivable from brokers or dealers and payable to brokers or dealers as of October 31, 2002 are as follows:

Receivable from brokers or dealers:	
Trade equity, net	$ 108
Payable to brokers or dealers:	
Payable to affiliated broker-dealer, net of trade-date accrual	$ 239,327

As these amounts are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

(000's omitted)

3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Details of securities owned and securities sold but not yet purchased at October 31, 2002, are as follows:

	Securities Owned, at Market Value	Securities Sold But Not Yet Purchased, at Market Value
Equities	$ 1,076,383	$ 8,654

4. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company engages in various transactions with affiliates. These transactions include, but are not limited to, reverse repurchase agreements, trade execution and loans. In addition, certain revenues and expenses are allocated among affiliates and the Company in an agreed-upon basis under a master servicing agreement. The Company also has agreements with CIBC under which the Company utilizes office space and other assets of the CIBC. The following amounts, related to transactions with affiliates, are included in the accompanying statement of financial condition:

Assets:		
Securities purchased under agreements to resell	$	$ 2,036
Receivable from affiliates		19,027
Liabilities:		
Borrowed funds	$	493,742
Payable to broker-dealers		239,327
Drafts payable		187
Income taxes		16,912
Other liabilities and accrued expenses		6,698
Subordinated debt		155,000

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

In January 1999, the Company entered into a $75,000 subordinated loan agreement with its parent, CIHI. The borrowing matures January 2004 and bears interest at one month LIBOR plus 33.75 basis points. In February 2001, the Company entered into an additional $80,000 subordinated loan agreement with CIHI which matures February 2005 and bears interest at one month LIBOR plus 34 basis points. These agreements are subordinated to all existing and future claims of general creditors of the Company. The debt has been approved as regulatory capital and constitutes part of the Company's net capital under the Securities Exchange Commission's Uniform Capital Rule 15c3-1 ("SEC Rule 15c3-1). The Company has the right to repay all or part of the debt, upon written approval of the National Association of Securities Dealers, Inc.

CIBC TRADING (DELAWARE CORP.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002
(000's omitted)

6. INCOME TAXES

The Company is part of the consolidated US federal income tax return filed by CIBCDH. In addition, the Company is part of general corporation combined group filings with various affiliates for New York State ("NYS") and New York City ("NYC") income tax purposes.

Pursuant to an intercompany tax allocation agreement, the Company's tax liability or benefit is to be computed as if a separate tax return had been filed for federal, NYS and NYC income tax purposes. The Company's share of the liability or benefit realized by the consolidated group is due to, or, from CIBCDH.

Under SFAS No. 109, temporary differences between recorded amounts and the tax bases of assets and liabilities are accounted for at current income tax rates. Under certain circumstances, estimates are used in the determination of temporary differences. The Company has recorded a net deferred tax asset primarily consisting of temporary differences related to deferred compensation.

The Company had no deferred tax valuation allowance at October 31, 2002. The Parent and the Company believe that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized prior to expiration.

7. EMPLOYEE BENEFIT PLAN

The Company has defined contribution plans which meet the requirements of Section 401(k) of the Internal Revenue Code.

8. POSTRETIREMENT BENEFITS

CIBC currently provides certain health care and life insurance benefits for eligible retired employees. The Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires the accrual of the expected costs of providing these benefits during the years that the employee renders the necessary service.

The Company, other affiliates and U.S. employees of CIBC participate in CIBC's noncontributory defined benefit plan (the "Pension Plan").

The Pension Plan benefit payment formula is generally based upon retired employees' length of service and a percentage of qualifying compensation during the final years of employment. The affiliates' funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

CIBC TRADING (DELAWARE CORP.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002
(000's omitted)

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into securities transactions as principal. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentration of credit risk.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold but not yet purchased should the value of such securities rise. The Company's principal activities are subject to the risk of counterparty nonperformance.

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlements. These include financial futures contracts and options contracts. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates.

Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular instrument. The Company monitors and manages its exposure to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates and market volatility. For instruments such as options, the time period in which the options can be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affect the level of market risk.

10. DERIVATIVE INSTRUMENTS

Derivative instruments held for trading purposes are reflected at fair value in the statement of financial condition. The fair value of derivative financial instruments at October 31, 2002, which consists of stock index futures, is included in receivable from and payable to brokers or dealers.

11. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined under the alternative method, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At October 31, 2002, the Company's net capital under SEC Rule 15c3-1 was $249,774 and its net capital in excess of the minimum required was $249,524.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker which requires, among other requirements, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

December 17, 2002

CIBC Trading (Delaware Corp.)
425 Lexington Avenue
New York, NY 10017

In planning and performing our audit of the financial statements of CIBC Trading (Delaware Corp.) (the "Company") for the year ended October 31, 2002 (on which we issued our report dated December 17, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the shareholder, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

CIBC TRADING (DELAWARE CORP.)
(S.E.C. I.D. No. 8-49953)

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2002
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.